Exhibit (a)(5)(F)

Engility Announces Commencement of Tender Offer for All Outstanding Shares of

Dynamics Research Corporation

CHANTILLY, VA – December 30, 2013, Engility Holdings, Inc. (NYSE: EGL) today announced the commencement of a tender offer for all of the outstanding shares of common stock of Dynamics Research Corporation (“DRC”) (NASDAQ: DRCO) for $11.50 per share in cash, without interest and subject to any required withholding taxes. The tender offer is being made pursuant to an Offer to Purchase, dated December 30, 2013, and in connection with the previously announced Agreement and Plan of Merger, dated December 20, 2013 (the “Merger Agreement”), among DRC, Engility Corporation and Engility Solutions, Inc.

The tender offer will expire on Tuesday, January 28, 2014 at midnight, New York City time, unless the offer is extended. The tender offer is subject to conditions set forth in the Merger Agreement, including, without limitation, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and there being validly tendered and not withdrawn prior to the expiration of the tender offer, at least a two-thirds majority of the outstanding shares of common stock of DRC, calculated on a fully diluted basis.

Today, Engility will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, containing the Offer to Purchase, form of Letter of Transmittal and related tender offer documents, setting forth in detail the terms and conditions of the tender offer. DRC will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of DRC’s Board of Directors that DRC shareholders accept the tender offer and tender their shares to Engility pursuant to the tender offer. As previously disclosed, DRC’s Board of Directors has unanimously approved the transaction.

The Depositary for the tender offer is American Stock Transfer & Trust Company, LLC, Operations Center, Attn: Reorganization Department, P.O. Box 2042, New York, New York 10272-2042. The Information Agent for the tender offer is MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016. The tender offer documents may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc. or by calling toll-free at (800) 322-2885.

ABOUT ENGILITY CORPORATION

Engility is a pure-play government services contractor providing highly skilled personnel wherever, whenever they are needed in a cost-effective manner. Headquartered in Chantilly, Virginia, Engility is a leading provider of specialized technical consulting, program and business support services, engineering and technology lifecycle support, information technology modernization and sustainment, supply chain services and logistics management, and training and education for the U.S. Government. Engility has approximately 7,000 employees worldwide and achieved revenue of $1.66 billion in 2012. To learn more about Engility, please visit www.engilitycorp.com.

Engility Solutions, Inc. is a Massachusetts corporation formed for the purpose of making the tender offer and is a direct wholly owned subsidiary of Engility Corporation.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements with respect to the tender offer and related transactions and expectations with respect to the closing of the tender offer and related transactions. When used in this press release, the words “will,” “expected,” “anticipated,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties as to how many of DRC’s shareholders may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. Engility does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: costs related to the transaction, the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that Engility’s and DRC’s respective businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors which could affect the company’s financial results is provided in documents filed by Engility with the SEC.

CONTACTS
Corporate Communications and Media:	Investor Relations:
Eric Ruff	Dave Spille
Engility Holdings, Inc.	Engility Holdings, Inc.
(703) 375-6463	(703) 375-4221
eric.ruff@engilitycorp.com	dave.spille@engilitycorp.com

NOTICE TO INVESTORS

This press release is for informational purposes only and is not an offer to purchase any shares of DRC or a solicitation of an offer to sell securities. Engility will file today a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC, and DRC will file today a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to DRC shareholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

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